SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes              No      X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

News Release

Production to Resume at Two CNH Manufacturing Facilities

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, Illinois (November 10, 2004) CNH America LLC, a wholly owned subsidiary of CNH Global N.V. (NYSE:CNH), resumed operations today at its Racine Wisconsin and Burlington Iowa manufacturing plants. Union employees had walked off the job at the two locations at noon on November 3, 2004.

“This morning, CNH resumed operations at both manufacturing facilities, using a combination of salaried employees and temporary replacement workers,” Tom Graham, CNH’s chief negotiator said. “Our first priority is and always will be to meet our commitments to our customers and dealers around the world. We are hopeful that a quick end to this work stoppage can be achieved and we remain committed to achieving a contract that is fair and equitable for all parties and enables us to be competitive in the global marketplace we serve.”

The current 72-month contract expired on May 2, 004. Union members rejected the company’s final proposal on May 8, 2004. Employees continued to work under the terms of the old contract while discussions continued on an intermittent basis.

In total, approximately 650 of the company’s 10,000 North American employees are represented by the UAW, with nearly all working at the two manufacturing locations. CNH operates 41 manufacturing centers worldwide of which 14 are located in North America.

A walkout by 33 hourly employees at the company’s St. Paul Minnesota parts distribution center caused minor disruption to parts deliveries on the first day of the strike. All parts orders for that distribution center were redirected to the company’s other 11 parts distribution centers in North America and by the following morning service had returned to normal. The walkout of about a dozen technicians at CNH’s Burr Ridge Illinois design center has had no impact on operations.

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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found online at www.cnh.com.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Giovanni B. Ravina
Giovanni B. Ravina
Senior Vice President, Human Resources

November 10, 2004